UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 1-15935

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607

Index

Outback Steakhouse, Inc.
Salaried Employees 401(k)
Plan and Trust
Financial Statements
December 31, 2005 and 2004

Index

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Index
December 31, 2005 and 2004

Page No.
Report of Independent Registered Certified Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004	3
Notes to Financial Statements	4-8
Supplemental Schedule
Schedule I: Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) Note: Other schedules required by Sections 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.	9
Exhibit	10
Signature	10

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Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
the Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
June 29, 2006

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Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$55,592,563	$48,924,668
Receivables
Participant contributions	274,447	-
Employer contributions	1,427,168	1,350,000
Accrued interest and other receivables	56,357	10,731
Total receivables	1,757,972	1,360,731
Net assets available for benefits	$57,350,535	$50,285,399

The accompanying notes are an integral part of these financial statements.

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Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$47,651	$2,673,704
Interest and dividend income	2,076,424	1,099,060
	2,124,075	3,772,764
Contributions
Participant	7,540,477	6,648,192
Participant rollovers	254,908	267,804
Employer	1,427,168	1,350,000
	9,222,553	8,265,996
Total additions	11,346,628	12,038,760
Deductions from net assets attributed to
Benefits paid to participants	4,108,466	2,679,289
Administrative expenses	173,026	137,277
Total deductions	4,281,492	2,816,566
Net increase in net assets	7,065,136	9,222,194
Net assets available for benefits
Beginning of year	50,285,399	41,063,205
End of year	$57,350,535	$50,285,399

The accompanying notes are an integral part of these financial statements.

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Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

1. Description of the Plan

The following description of the Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established as of January 1, 1994 by OSI Restaurant Partners, Inc. (formerly known as Outback Steakhouse, Inc.) and its wholly-owned subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan are held and invested according to participant direction by the Merrill Lynch Trust Company, FSB (the “Trustee”).

Eligibility
Substantially all of the Company’s salaried employees, except union and leased employees, who have reached the age of 18, are eligible to participate in the Plan, as defined by the Plan. Effective January 1, 2005, the Plan was amended to exclude highly-compensated employees from participation.

Contributions
Each year, participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan. Participants direct their contributions into various investment options offered by the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code.

Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors in the form of a matching or profit-sharing contribution. Employer matching contributions are allocated to participants employed by the Company on the last day of the Plan year in the ratio of a participant’s total elective deferrals for the Plan year to the total elective deferrals of all participants for the Plan year. The profit-sharing contribution is allocated to participants employed by the Company on the last day of the Plan year based on the ratio of a participant’s compensation for the Plan year to the compensation of all participants for the Plan year.

The Company declared a profit-sharing contribution of approximately $1,500,000 and $1,686,000 for 2005 and 2004, respectively. The Company used available plan forfeitures of approximately $73,000 and $336,000 to offset the contributions for 2005 and 2004, respectively.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, a prorata share of the Plan’s earnings, and any employer contributions. Plan earnings are allocated based upon the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Index

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Vesting
Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company’s discretionary contributions, plus actual earnings thereon, is based on years of credited service. Upon completion of five years of service, participants become 100% vested in employer contributions.

Investment Options
At the time of enrollment in the Plan, a participant may direct his or her contributions, in 1% increments, in any of the nine core investment options, which includes mutual funds, a common collective trust fund and the Company’s common stock. Once enrolled, a participant may direct his or her investment options to include any of the additional ten non-core investment options.

Participant Loans
Loans are available to active participants who maintain an account balance under the Plan, provided that the minimum loan amount is $1,000 with a maximum of $50,000 or 50% of the participant’s vested account balance. Such loans are collateralized by each respective participant’s account with interest and principal payments being credited to the participant’s account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years, except for the purchase of a primary residence, for which the period is 15 years. The interest for loans is determined as of the first day of each calendar quarter at an interest rate commensurate with local prevailing rates as determined by the Trustee.

Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump sum cash payment. In addition, under very limited circumstances, a participant may receive a financial hardship distribution, in accordance with the Plan agreement.

Forfeited Accounts
Forfeitures are used to pay plan expenses and reduce the Company’s profit sharing and/or matching contribution for the Plan year in which the forfeiture occurs. As of December 31, 2005 and 2004, there were no forfeitures available.

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Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
The Company provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Index

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

3. Investments

The following table presents the fair value of investments at December 31, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets are separately stated.

	2005	2004
Investments, at fair value as determined by quoted market prices
Mutual funds	$33,554,627	$28,086,546
Outback Steakhouse, Inc. common stock	10,439,569	11,879,705
Common/collective trust	7,042,500	5,174,133
Participant loans	4,555,867	3,784,284
Total investments	$55,592,563	$48,924,668

During 2005 and 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value, as follows:

	2005	2004

Mutual funds	$1,111,569	$2,328,739
Outback Steakhouse, Inc. common stock	(1,063,918)	344,965
	$47,651	$2,673,704

The following individual investments represent 5% or more of the net assets available for plan benefits at December 31, 2005 and 2004:

	2005		2004

Outback Steakhouse, Inc. common stock	$10,439,569		$11,879,705
Merrill Lynch S&P 500 Index Fund Class I	7,813,470		7,318,841
Merrill Lynch Retirement Preservation Trust	7,042,500		5,174,133
Thornburg International Value Fund Class A	6,185,218		4,885,712
Participant Loans	4,555,867		3,784,284
Blackrock Mid Cap Value Equity Portfolio	3,319,944		-	*
PIMCO Total Return Fund Class A	3,267,844		2,559,635
State Street Research Mid Cap Value Fund Class A	-	*	2,660,106

* Investment balance did not exceed 5% of the net assets available for plan benefits in this year.

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Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

4. Party-in-Interest Transactions

Certain Plan investments include shares of Company stock, participant loans, a common/collective trust and mutual funds that are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid during the year for services rendered by parties-in-interest were based on customary rates for such services.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the original determination letter and the Company received a new letter dated December 11, 2003. The Plan has been amended since receiving the determination letter in 2003. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In June 2004, the Plan became aware that operation of the Plan’s salary deferral feature might not meet certain IRC coverage requirements. The Plan does not believe its resolution of this issue had a material impact on the Plan’s status or financial statements.

7. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Approximately 18 and 24 percent of the net assets available for benefits were held in Company stock at December 31, 2005 and 2004, respectively. These assets are exposed to market risk from changes in asset valuations.

Index

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005	Schedule I

Identity of issue, borrower,	Description of	Current
lessor, or similar party	investment	value

Outback Steakhouse, Inc.*	Common Stock	$10,439,569

Merrill Lynch Retirement Preservation Trust*	Common/Collective Trust	7,042,500

AIM International Growth Fund Class A	Mutual Fund	16,302
Allianz CCM Mid Cap Fund Class A	Mutual Fund	823,849
Allianz NFJ Small Cap Value Class A	Mutual Fund	1,950,175
American Growth Fund of America R3	Mutual Fund	1,681,829
Blackrock Intermediate Government Bond Portfolio Class A	Mutual Fund	176,682
Blackrock Mid Cap Value Equity Portfolio	Mutual Fund	3,319,944
Davis New York Venture Fund Class A	Mutual Fund	1,768,133
Evergreen Fundamental Large Cap Class A	Mutual Fund	145,439
Fidelity Advanced Small Cap Fund Class T	Mutual Fund	771,910
Merrill Lynch Balanced Capital Fund Class A*	Mutual Fund	2,031,385
Merrill Lynch Basic Value Fund Class A*	Mutual Fund	100,012
Merrill Lynch Fundamental Growth Fund Class A*	Mutual Fund	601,166
Merrill Lynch S&P 500 Index Fund Class I*	Mutual Fund	7,813,470
Oppenheimer Quest International Value Fund Class A	Mutual Fund	396,731
Oppenheimer Strategic Income Fund Class A	Mutual Fund	204,773
PIMCO Total Return Fund Class A	Mutual Fund	3,267,844
Thornburg International Value Fund Class A	Mutual Fund	6,185,218
Van Kampen Equity & Income Fund Class A	Mutual Fund	693,972
Van Kampen Growth & Income Fund Class A	Mutual Fund	1,605,793
Total Mutual Funds		33,554,627
Participant Loans*	Fully amortized with various maturity dates and interest rates ranging from 4.00% to 9.50%	4,555,867
Total		$55,592,563

* Items represent party-in-interest

See accompanying Report of Independent Registered Certified Public Accounting Firm.

Index

EXHIBIT

23.1	Consent of Independent Registered Certified Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust
Date: June 29, 2006

By: /s/ Joseph J. Kadow
Joseph J. Kadow Executive Vice President